Exhibit 99.11

CONSENT OF  DR. M. GODOY

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resource estimates of the Jacobina Mine;

2.

The technical report dated March 2008, entitled “Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and Joao Belo Deposits, Jacobina Mine, Bahia State, Brazil” (the “Jacobina Report”); and

3.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Jacobina Mine and the Jacobina Report and the properties described therein.

Date: March 31, 2008

/s/ Marcelo Godoy
Name: Dr. Marcelo Godoy, MAusIMM, SME, IAMG
Title: Senior Ore Reserve Analyst, Golder Associates S.A.